United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Press Release

Fábrica site receives suspension of interdiction of its beneficiation and pelletizing plants

Rio de Janeiro, July 23rd, 2021 - Vale S.A (“Vale”) informs that it has received a term of suspension of interdiction from the National Mining Agency (ANM) for the definite operation of the beneficiation and, pelletizing plants and Area 15 mining fronts, at the Fábrica site, Ouro Preto (MG).

Since April, Fábrica has been operating via wet processing, in a testing regime, in order to evaluate geotechnical impacts of these operations on the structures near the site. The tests, under the supervision and with the consent of regulatory agencies and external auditors, did not detect any increase in risk to the structures.

The resumption of wet processing at Fábrica allows production to remain close to the 6 Mtpa nominal capacity of the processing plant, as well as ensure an improvement in the average quality of Vale's product portfolio and greater operational flexibility.

For now, Vale has decided to maintain the pelletizing operation inactive due to operational restrictions, such as access to certain mining fronts and the interdiction of blasting activities, which impact the appropriate quality for the pellet feed production.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: July 23, 2021		Head of Investor Relations